                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 10)

                              IDENTIX INCORPORATED

                                (Name of Issuer)

                           COMMON STOCK (NO PAR VALUE)

                         (Title of Class of Securities)

                                    451906101

                                 (CUSIP Number)

                              Identix Incorporated
                   510 N. Pastoria Avenue Sunnyvale, CA 94086
                  Attn: Chief Financial Officer (408) 739-2000

    Christopher M. Wells, Esq., Coudert Brothers, 1114 Avenue of the Americas
                     New York, New York 10036 (212) 626-4400

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 1998

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages


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CUSIP No. 451906101                                            Page 2 of 9 Pages
          ---------

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Ascom Holding AG

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |_|

3        SEC Use Only

4        Source of Funds*

                  00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Switzerland

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   4,715,024
    With

                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,715,024

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                           |_|

13       Percent of Class Represented By Amount in Row (11)

                  15.6%

14       Type of Reporting Person*

                  CO

CUSIP No. 451906101                                            Page 3 of 9 Pages
          ---------------

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Ascom USA Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |_|

3        SEC Use Only

4        Source of Funds*

                  00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   4,715,024
    With

                          10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,715,024

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                           |_|

13       Percent of Class Represented By Amount in Row (11)

                  15.6%

14       Type of Reporting Person*

                  CO

         This Tenth Amended Statement to the initial Schedule 13D filed with the Securities and Exchange Commission on behalf of Ascom Hasler Ltd. on September 12, 1988, the First Amendment to Schedule 13D filed on October 25, 1988, the Second Amendment to Schedule 13D filed on December 23, 1988, the Third Amendment to Schedule 13D filed on March 23, 1989, the Fourth Amendment to Schedule 13D filed on December 13, 1989, the Fifth Amendment to Schedule 13D filed on July 24, 1990, the Sixth Amendment to Schedule 13D filed on December 26, 1990, the Seventh Amendment to Schedule 13D filed on August 13, 1992, the Eighth Amendment to Schedule 13D filed on March 30, 1994, and the Ninth Amendment to Schedule 13D filed on July 19, 1996, all of which are incorporated by reference herein and are referred to collectively herein as the "Prior Filings," is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, on behalf of Ascom Holding AG ("Ascom AG") and Ascom USA Inc. ("Ascom USA" and, together with Ascom AG, sometimes collectively referred to herein as the "Reporting Persons"). Unless otherwise stated herein, all capitalized terms used in this Tenth Amended Statement have the same meanings as those set forth in the Prior Filings.

Item 1.  Security and Issuer.

         Item 1 is hereby amended as follows:

         The security to which this statement relates is the common stock, no par value, of Identix Incorporated, a California corporation ("Identix" or the "Issuer"). The Issuer's principal executive offices are located at 510 N.
         Pastoria Avenue, Sunnyvale, California 94086.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

         Item 4 is hereby supplemented as follows:

         The Reporting Persons effected the following dispositions of the Issuer's Common Stock in open market transactions: (i) 10,000 shares at $7.17688 per share on May 7, 1998; (ii) 4,700 shares at $7.125 per share on May 8, 1998; (ii) 17,400 shares at $7.02443 per share on May 11, 1998; (iv) 14,000 shares at $7.01473 per share on May 12, 1998; (v)
         9,700 shares at $7.0 per share on May 13, 1998; (vi) 39,800 shares at $7.05245 per share on May 14, 1998; (vii) 6,300 shares at $7.0 per share on May 15, 1998; (viii) 11,500 shares at $8.41848 per share on July 23, 1998; (ix) 12,500 shares at $8.015 per share on July 24, 1998;
         (x) 3,000 shares at $8.25 per share on July 31, 1998; (xi) 47,000 shares at $9.61170 per share on November 19,

                                Page 4 of 9 Pages

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         1998; (xii) 33,000 shares at $9.76884 per share on November 19, 1998;
         (xiii) 7,000 shares at $9.91964 per share on November 20, 1998; (xiv) 15,000 shares at $9.08333 per share on November 25, 1998; (xv) 35,000 shares at $9.5 per share on November 27, 1998; (xvi) 30,000 shares at $9.95833 per share on November 30, 1998; (xvii) 14,900 shares at $9.61661 per share on December 1, 1998; (xviii) 5,000 shares at $9.5 per share on December 2, 1998; (xix) 3,000 shares at $9.5 per share on December 7, 1998; (xx) 1,100 shares at $9.125 per share on December 9, 1998; (xxi) 7,400 shares at $9.0 per share on July 15, 1999; (xxii) 6,000 shares at $8.92083 per share on July 16, 1999; (xxiii) 1,600 shares at $8.875 per share on July 19, 1999; (xxiv) 10,900 shares at $8.835837 per share on July 20, 1999; (xxv) 2,000 shares at $8.3125 per share on July 21, 1999; (xxvi) 16,000 shares at $7.21484 per share on July 28, 1999; (xxvii) 10,000 shares at $7.75 per share on July 29, 1999; (xxviii) 10,000 shares at $7.775 per share on July 30, 1999;
         (xxix) 7,700 shares at $7.79627 per share on August 2, 1999; (xxx) 5,000 shares at $8.0 per share on August 3, 1999; (xxxi) 11,000 shares at $7.375 per share on August 5, 1999; (xxxii) 3,400 shares at $7.47794 per share on August 6, 1999; (xxxiii) 41,000 shares at $7.14482 per share on August 10, 1999; and (xxxiv) 10,900 shares at $7.18807 per share on August 11, 1999 (collectively, the "Share Disposition Transactions").

         Except as described herein and as set forth in the Prior Filings, the Reporting Persons have no present plans or proposals which may relate to the types of changes or transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby supplemented as follows:

(a)
and (b). As a result of the Share Disposition Transactions, the aggregate number of shares and percentage of Common Stock of the Issuer beneficially owned by the Reporting Persons, as well as the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition of the Reporting Persons are as follows:


Person                No of Shares    Percentage             Power to Vote(1)            Power to Dispose
                      Beneficially     of Class         -----------------------       -------------------------
                         Owned
                      ------------    ----------
                                                         Sole           Shared           Sole           Shared
                                                        -------        --------       ----------        -------
Ascom USA              4,715,024         15.6%            0                0           4,715,024           0
Ascom AG(2)            4,715,024         15.6%            0                0           4,715,024           0

                                Page 5 of 9 Pages

         (1) The Common Stock is subject to a voting trust described in Prior Filings pursuant to which Ascom USA has no voting power except to cast votes regarding certain extraordinary corporate events.

         (2) Since Ascom USA is 100% owned by Ascom AG, Ascom AG is also the beneficial owner of the Common Stock directly owned by Ascom USA.

(c) The Reporting Persons effected the following dispositions of the Issuer's Common Stock in open market transactions: (i) 7,400 shares at $9.0 per share on July 15, 1999; (ii) 6,000 shares at $8.92083 per share on July 16, 1999; (iii) 1,600 shares at $8.875 per share on July 19, 1999; (iv) 10,900 shares at $8.835837 per share on July 20, 1999; (v) 2,000 shares at $8.3125 per share on July 21, 1999; (vi) 16,000 shares at $7.21484 per share on July 28, 1999; (vii) 10,000 shares at $7.75 per share on July 29, 1999; (viii) 10,000 shares at $7.775 per share on July 30, 1999; (ix) 7,700 shares at $7.79627 per share on August 2, 1999; (x) 5,000 shares at $8.0 per share on August 3, 1999; (xi) 11,000 shares at $7.375 per share on August 5, 1999; (xii) 3,400 shares at $7.47794 per share on August 6, 1999; (xiii) 41,000 shares at $7.14482 per share on August 10, 1999; and (xiv) 10,900 shares at $7.18807 per share on August 11, 1999.

         Except as set forth in this Tenth Amended Statement, neither the Reporting Persons nor, to the best of their knowledge and belief, any officer, director or controlling person of the Reporting Persons has effected any transactions in the Issuer's common stock during the past sixty (60) days.

Item 7.  Material to be filed as Exhibits.

         Item 7 is hereby supplemented as follows:

                  Exhibit           Description
                  -------           -----------

                  1. Joint Filing Agreement, dated August 11, 1999, between Ascom AG and Ascom USA.


                                Page 6 of 9 Pages

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 11, 1999

                                 ASCOM USA INC.

                                 By:  /s/ Norbert Weissberg
                                     -------------------------
                                 Name:        Norbert Weissberg
                                 Title:       President


                                 ASCOM HOLDING AG

                                 By:  /s/ Markus Zimmermann
                                     -------------------------
                                       Name:  Markus Zimmermann
                                       Title: First Vice President


                                Page 7 of 9 Pages

                                  EXHIBIT INDEX
                                  -------------

Exhibit
-------

1. Joint Filing Agreement, dated August 11, 1999 between Ascom AG and Ascom USA.



                                Page 8 of 9 Pages